CR-96650

Certificate of Incorporation on Change of Name

I DO HEREBY CERTIFY that

AQUASOL ENVIROTECH LTD.

having by Special resolution dated 26th day of May Two Thousand Eight changed its name, is now incorporated under name of

China Linen Textile Industry, Ltd.

Given under my hand and Seal at George Town in the Island of Grand Cayman this 9th day of June Two Thousand Eight

REGISTRAR OF COMPANIES
EXEMPTED
CAYMAN ISLANDS

An Authorised Officer,
Registry of Companies,
Cayman Islands.